Filed by Stratus Services Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13(e)-4(c) under the Securities Exchange Act of 1934.
Subject Company:	Stratus Services Group, Inc. Commission file No. 001-15789

On March 30, 2004, Stratus Services Group, Inc. issued the following press release:

CONTACT:	STRATUS SERVICES GROUP, INC.
Suzette Nanovic Berrios, Esq.
(732) 866-0300—Fax (732) 866-6676

FOR IMMEDIATE RELEASE

STRATUS SERVICES GROUP, INC. REPORTS MODIFICATION AND
EXTENSION OF EXCHANGE OFFER

Manalapan, New Jersey, March 30, 2004—Stratus Services Group, Inc., the SMARTSolutions™ Company (OTC Bulletin Board: SERV.OB), announced today that it is amending the terms of its exchange offer to the holders of its Series E Preferred Stock and extending, until April 15, 2004, the expiration date of the exchange offer.

Under the terms of the amended exchange offer, Stratus is offering to exchange, for each $100 of stated value and accrued and unpaid dividends represented by its Series E Preferred Stock, either 100 shares of its common stock and 200 common stock purchase warrants, or one share of Series I Preferred Stock and 100 common stock purchase warrants. Previously, no warrants were being offered to holders who elected to receive Series I Preferred Stock in the exchange. Certain terms of the Series I Preferred Stock have also been revised. Details of these revisions will be set forth in the prospectus which will be delivered to holders of the Company's Series E Preferred Stock.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission has not yet become effective. These securities may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State

Stratus is a national provider of business productivity consulting and staffing services through a network of twenty-seven offices in seven states. Through its SMARTSolutions(TM) technology, Stratus provides a structured program to monitor and reduce the cost of a customer's labor resources. Through its Stratus Technology Services, LLC joint venture, the Company provides a broad range of information technology staffing and project consulting.

This news release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties. Factors that could cause the Company's actual results and financial condition to differ from the Company's expectations include, but are not limited to, a change in economic conditions that adversely affects the level of demand for the Company's services, competitive market and pricing pressures, the availability of qualified temporary workers, the ability of the Company to manage growth through improved information systems and the training and retention of new staff, and government regulations.

500 Craig Road, Suite 201, Manalapan, New Jersey 07726
Phone: 732-866-0300 Fax: 732-294-1133